

October 31, 2011

Via E-mail
Mr. David D. Johnson
Chief Financial Officer
Molex Incorporated
2222 Wellington Court
Lisle, Illinois 60532

      Re: **Molex Incorporated**
               Form 10-K for the Fiscal Year Ended June 30, 2011
               Filed August 5, 2011
               File No. 000-07491

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Note 21. Segment and Related Information, page 82

1.   We note discussion on page 8 of the filing where you state that your organizational structure consists of "three product-focused divisions and one worldwide sales and marketing organization." We additionally see discussion throughout the filing, including the business description in Item1 and MD&A beginning on page 28, which references that you serve customers in five separate markets, and that you provide and analyze discrete sales information for each of these markets on page 33 within MD&A. However, we see the disclosure here that you have only two reportable operating segments. Please

describe for us how you have assessed whether these three product-focused divisions or five separate markets represent operating segments or reportable segments as defined in FASB ASC 280-10-50. Please describe for us what types of operating results and discrete financial information are available for the each of the three divisions and the five primary markets you serve and how your chief operating decision maker uses that information. If you are aggregating separate operating segments into one reportable segment, please quantify and support this aggregation. Refer to paragraphs 50-1 to 50-19 of FASB ASC 280-10 as part of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to this comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me, at (202) 551-3212, if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief